Exhibit 20


               Merrimac Reports Second Quarter and Six Months 2000
                   Results; Continuing Improvement in Backlog

West Caldwell, N.J., August 10, 2000: Merrimac Industries, Inc. (AMEX: MRM), a leader in the design and manufacture of RF Microwave components, assemblies and Micro-Multifunction Modules (MMFM(TM)), today announced results for the second quarter and first six months of 2000.

Second quarter 2000 sales of $4,949,000 decreased 3.4 percent compared to second quarter sales of the prior year of $5,125,000. Net income for the second quarter of 2000 was $40,000, a decrease of $42,000 compared to 1999. Diluted net income per share was $.02 compared to the diluted per share amount of $.05 reported for the second quarter of the prior year.

For the first six months of 2000, sales of $9,861,000 were essentially equal to the prior year's six-month sales of $9,864,000. A net loss for the first six months of $125,000 was recorded, due to the net effects of a first quarter personnel restructuring charge of $189,000. Net income of $295,000 was reported for the first six months of 1999. Diluted net loss per share was $.06, reflecting the first quarter restructuring charge of $.10 per diluted share. For the first six months of the prior year, diluted net income per share of $.17 was reported.

The weighted average number of basic and diluted shares outstanding increased for the second quarter and first six months of 2000 resulting from the issuance of 375,000 shares to Ericsson Holding International, B.V. in the second quarter 2000, and higher average common stock prices that increased dilution from stock options.

The backlog at the end of the second quarter of 2000 was $10.8 million, an increase of $4.7 million or 77 percent over year-end 1999, and $1.9 million or 21 percent when compared to the backlog of $8.9 million at the end of the second quarter of last year. Orders received during the second quarter of 2000, totaling $6.8 million, exceeded the second quarter 2000 sales level by approximately 38 percent, and orders for the first six months of 2000, totaling $14.6 million, exceeded the six months 2000 sales level by approximately 48 percent.

Chairman and CEO Mason N. Carter commented: "The six month book-to-bill ratio approaching 1.5 to 1 bodes well for second-half revenue growth. Our Filtran Microcircuits subsidiary turned in a solid quarterly operating performance resulting from strong demand for their precision microcircuitry and ability to deliver product to the market in a timely manner.

"We are making good progress in designing Multi-Mix(TM) into a variety of wireless basestation applications. The demand for application solutions that are met or exceeded by Multi-Mix(TM) is increasing.

"Merrimac has just been granted a patent on its unique Multi-Mix(TM) Microtechnology process from the U.S. Patent and Trademark Office entitled 'Method of Making Microwave Multifunction Modules Using Fluoropolymer Composite Substrates'. One important aspect of this patent is the ability to form cavities for the subsurface attachments of active components such as MMIC devices. This patent places Merrimac in an excellent position to capitalize on this growing demand for complex multifunction modules. The increased level of integration and functionality created by Multi-Mix(TM) provides a significantly higher dollar amount and content per module, thereby demanding a higher selling price when compared to traditional components. This patent is the first of multiple Multi-Mix(TM) process and new-product patents that we anticipate, further establishing Merrimac as the clear leader in multilayer multifunction module technology."

This press release contains statements relating to future results of Merrimac (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; the ability to protect proprietary information and technology; competitive products and pricing pressures; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in Merrimac's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and Merrimac undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Merrimac Industries, Inc. is a leader in the design and manufacture of RF Microwave components, assemblies and MMFM(TM) (Micro-Multifunction Modules) serving the wireless telecommunications industry worldwide with enabling technologies for critical commercial applications. Merrimac is focused on providing Total Integrated Packaging Solutions(TM) with Multi-Mix(TM) Microtechnology, a leading edge competency providing value to our customers through miniaturization and integration. The Multi-Mix(TM) process for microwave, multilayer integrated circuits and Micro-Multifunction Modules (MMFM(TM)) is a patented method developed at Merrimac Industries based on fluoropolymer composite substrates. The fusion bonding of multilayer structures provides a homogenous dielectric medium for superior electrical performance at microwave frequencies. The bonded layers may incorporate embedded semiconductor devices, MMICs, etched resistors, passive circuit elements and plated-through via holes to form a 3-D subsystem enclosure that requires no further packaging. The Multi-Mix(TM) Microtechnology Group is ISO 9001 certified.

Merrimac Industries, Inc. and its subsidiary Filtran Microcircuits Inc., with locations in West Caldwell, NJ, San Jose, Costa Rica, and Ottawa, Ontario, Canada, have approximately 230 co-workers in the design and manufacture of signal processing components, gold plating of high-frequency microstrip, bonded stripline and thick metal-backed Teflon (PTFE) micro-circuitry, MMFM(TM) and subsystems. Merrimac (MRM) is listed on the American Stock Exchange.

Contact:  Mason N. Carter                      Fax:     (973) 882-5989
          Chairman and CEO                     Email:   mnc@merrimacind.com
          Phone: (973) 575-1300, ext. 202

          Erika A. Barsness                    Fax:     (973) 808-3906
          Director, Investor Relations         Email:   eab@merrimacind.com
          Phone: (973) 575-1300, ext. 200 for conference call/replay information



Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525. These news releases are also available on the Internet at: www.prnewswire.com or the Company's website www.merrimacind.com.

                            Merrimac Industries, Inc.
                Summary of Consolidated Statements of Operations
                                   (Unaudited)

                                                                                Quarter Ended
                                                                                -------------
                                                                          July 1             July 3
                                                                            2000               1999
                                                                      -----------------------------------
Net sales                                                                   $4,949,000        $5,125,000
Gross profit                                                                 2,345,000         2,399,000
Selling, general and administrative expenses                                 1,772,000         1,671,000
Research and development                                                       493,000           552,000
Interest and other expense (income), net                                        25,000            56,000
Income before income taxes                                                      55,000           120,000
Provision for income taxes                                                      15,000            38,000
Net income                                                                      40,000            82,000

Net income per common share - basic                                               $.02              $.05
Net income per common share - diluted                                             $.02              $.05

Weighted average number of shares outstanding - basic                        2,130,000         1,739,000
Weighted average number of shares outstanding - diluted                      2,306,000         1,769,000

                                                                               Six Months Ended
                                                                               ----------------
                                                                          July 1             July 3
                                                                            2000              1999

                                                                      -----------------------------------
Net sales                                                                   $9,861,000        $9,864,000
Gross profit                                                                 4,820,000         4,711,000
Selling, general and administrative expenses                                 3,795,000         3,232,000
Research and development                                                       849,000           946,000
Interest and other expense (income), net                                       106,000            80,000
Income (loss) before income taxes (a)                                         (245,000)          453,000
Provision (benefit) for income taxes (a)                                      (120,000)          158,000
Net income (loss) (a)                                                         (125,000)          295,000

Net income (loss) per common share - basic (a)                                   ($.06)             $.17
Net income (loss) per common share - diluted (a)                                 ($.06)             $.17

Weighted average number of shares outstanding - basic                        1,939,000         1,754,000
Weighted average number of shares outstanding - diluted                      2,083,000         1,782,000

(a) Reflects the effects of the first quarter 2000 restructuring charge of $315,000 which reduced the after-tax results of operations by $189,000 or $.10 per diluted share for the first six months of 2000.